Schedule A
to the Operating Expenses Limitation Agreement

(as amended on December 10, 2020, effective on or about January 1, 2021)

Fund	Operating Expense Limit
Poplar Forest Partners Fund	0.95%
Poplar Forest Cornerstone Fund	0.90%

ADVISORS SERIES TRUST	POPLAR FOREST CAPITAL, LLC
on behalf of the series listed on Schedule A

By: /s/ Jeffrey T. Rauman	By: /s/ J. Dale Harvey

Print Name: Jeffrey T. Rauman	Print Name: J. Dale Harvey

Title: President	Title: President